VCP Advisors, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2017** (MM/DD/YY) AND ENDING **June 30, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VCP ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue – 4th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RH CPA
(Name - if individual, state last, first, middle name)

38-25 Bell Blvd	Bayside	NY	11361
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, **Steven Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VCP Advisors LLC** as of **JUNE 30, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

_____
Signature

Chief Financial Officer
_____
Title


Notary Public

MARJORIE ELLEN YALE
Notary Public - State of New York
No. 01YA6310043
Qualified in Erie County
My Commission Expires Aug. 18, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of VCP Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VCP Advisors LLC (the "Company") as of June 30, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

RH CPA

RH CPA
We have served as the Company's auditor since 2018.
Bayside, New York
September 26, 2018

VCP ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2018

ASSETS		
Cash	$	59,496
Accounts receivable		345,429
Prepaid expenses		5,692
Security deposit		3,500
TOTAL ASSETS	**$**	**414,117**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable & accrued expenses	$	7,508
Total current liabilities		**7,508**
Member's equity		
Member's equity		406,609
Total member's equity		**406,609**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**414,117**

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2018

Revenue	
Placement fees	$ 335,417
Advisory fees	80,000
Other income	8,412
Total revenues	423,829
Expenses	
Employee compensation and payroll taxes	400,721
Consulting fees	36,000
Professional fees	17,875
Rent	50,112
Regulatory and compliance	4,206
Communications	6,990
Travel and entertainment	35,105
Other operating expenses	13,931
Total expenses	564,940
Net (loss)	**$ (141,111)**

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2018

	Member's Equity
Balance at July 1, 2017	$ 403,572
Net loss	(141,111)
Capital Contributions	144,148
Balance at June 30, 2018	$ 406,609

See accompanying notes to the financial statements.

VCP ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2018

Cash flows from operating activities:		
Net (loss)	$	(141,111)
Adjustments to reconcile net income to net cash		
flows used in operating activites:		
(Increase) decrease in operating assets:		
Accounts receivable		(10,000)
Prepaid expenses		(117)
Increase (decrease) in operating liabilities:		
Accounts payable & accrued expenses		2,460
Deferred advisory fees		
Net cash used in operating activities		(148,768)
Cash flows from financing activities:		
Capital contributions		144,148
Net cash provided by financing activities		144,148
Net decrease in cash		(4,620)
Cash, beginning of year		64,116
Cash, end of year	$	59,496

Noncash investing and financing activities:
The $144,148 capital contributons include expenses paid by
the member on behalf of the company of $14,268

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

VCP Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on April 23, 2014. The Company was organized on August 9, 2013 in the State of New York and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in New York and its sole member is VCP Advisors Limited (the "Parent"), a foreign company. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured. Upfront fees or advance payments received from customers are deferred and recognized as revenue when services are provided.

Income Taxes

The Company has elected to be taxed as a C-Corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for differences that will enter into computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving arise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

The Company accounts for certain tax positions in accordance with the Income Tax Topic of the FASB – Accounting Standards Codification. The Income Taxes Topic of the FASB - Accounting Standards Codification prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through the date the financial statements were available to be issued.

2) **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The Company adopted the Financial Accounting Standards ("FASB") Accounting Standards Update 2014-15 (ASU 2014-15) "Presentation of Financial Statements – Going Concern". The amendment in this update provides guidance concerning management's responsibility to evaluate an entity's ability to continue as a going concern.

3) **RELATED PARTY TRANSACTIONS**

Pursuant to an expense sharing agreement (the "Agreement") dated April 2, 2014, the sole member allocates support services for the Company including, among others, employee compensation, office space, group insurance, and communications in the normal course of business.

The Company pays a monthly fee pursuant to the Agreement. For the year ended June 30, 2018, fees charged by the sole member totaled $14,268 all of which was forgiven and treated as a contribution to capital. As of June 30, 2018 there was no intercompany payable.

4) **CONCENTRATIONS OF RISK**

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2018, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer. One customer accounted for 100% of the Company's private placement fees as well as 97% of the accounts receivable for the year ended June 30, 2018.

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2018, the Company had net capital of $51,988 which is $46,988 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2018 is 0.1444 to 1.

5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

6) RENT EXPENSE

The Company is currently leasing its premises on a month to month basis beginning February 2, 2015. Rent expense for the year ended June 30, 2018 amounted to $50,112.

7) INDEMNIFICATIONS AND GUARANTEES

In normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8) **INCOME TAXES**

Available net operating loss carry forwards were sufficient to offset taxable income for the year ended June 30, 2018, accordingly no income tax provisions has been provided in the accompanying financial statements. The Company has a federal net operating loss carry forward of approximately $532,988, and the related deferred tax asset has been fully allowed for at June 30, 2018.

The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The June 30, 2015, 2016 and 2017 tax years of the Company remains subject to examination by US Federal and certain state and local tax authorities.

VCP ADVISORS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED JUNE 30, 2018

Total member's equity		$ 406,609
Non-allowable assets, deductions and charges:		
Accounts receivable	$ 345,429	
Prepaid Expenses	5,692	
Security Deposit	3,500	
Total non-allowable assets, deductions and charges		354,621
Net capital		$ 51,988
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 501
Minimum dollar net capital requirement		$ 5,000
Minimum capital required		$ 5,000
Excess net capital		$ 46,988
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 51,237
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 7,508
Percentage of aggregate indebtedness to net capital		14%
Ratio of aggregate indebtedness to net capital		0.1444 to 1

RECONCILIATION OF NET CAPITAL

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 dated June 30, 2018.

See Report of Independent Registered Public Accounting Firm and accompaning notes.

VCP ADVISORS LLC
SCHEDULE OF INFORMATION RELATING TO POSESSION OR
  CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2018

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

VCP ADVISORS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
  UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2018

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

VCP Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2018

RH CPA

38-25 Bell Blvd, Bayside, NY 11361

Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) VCP Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VCP Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) VCP Advisors, LLC stated that VCP Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VCP Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCP Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RH CPA

RH CPA

Bayside, NY
September 26, 2018

VCP Advisors LLC
535 5th Avenue
New York, 10017
USA

EXEMPTION REPORT

VCP Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision for the year ended June 30, 2018 without exception.

VCP Advisors LLC

Chief Financial Officer

September 26, 2018